SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO.    )*

Sylvamo Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

871332-10-2
(CUSIP Number)

September 12, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13 G

CUSIP NO. 871332-10-2		Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
Citicorp North America, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
14,907

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
14,907

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,907

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.03%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

13 G

CUSIP NO. 871332-10-2		Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
Citicorp Banking Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
14,907

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
14,907

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,907

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.03%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

13 G

CUSIP NO. 871332-10-2		Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
Citigroup Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
14,907*

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
14,907*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,907*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.03%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* Includes shares held by the other reporting persons.

Item 1(a).	Name of Issuer:

Sylvamo Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

6400 Poplar Avenue
Memphis, TN 38197

Item 2(a).	Name of Person Filing:

Citicorp North America, Inc. ("CNAI")
Citicorp Banking Corporation ("CBC")
Citigroup Inc. ("Citigroup")

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of  CNAI and Citigroup is:

388 Greenwich Street
New York, NY 10013

The address of the principal business office of CBC is:

One Penn's Way
New Castle, DE 19720

Item 2(c).	Citizenship:

CNAI, CBC and Citigroup are Delaware corporations.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $1.00 per share

Item 2(e).	CUSIP Number:

871332-10-2

of 8 Pages

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership. (as of September 20, 2022)

(a)	Amount beneficially owned: See item 9 of cover pages

(b)	Percent of class: See item 11 of cover pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

See Items 5-8 of cover pages

of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

CBC is the sole stockholder of CNAI. Citigroup is the sole stockholder of CBC.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.
Item 9.	Notice of Dissolution of Group.

Not Applicable.

of 8 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 20, 2022

CITICORP NORTH AMERICA, INC

By:	/s/ Joseph Wollard
	Name:	Joseph Wollard
	Title:	Vice President and Secretary

CITICORP BANKING CORPORATION

By:	/s/ Michael Humes
	Name:	Michael Humes
	Title:	Senior Vice President

CITIGROUP INC.

By:	/s/ Ronny Ostrow
	Name:	Ronny Ostrow
	Title:	Assistant Secretary

of 8 Pages

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Agreement among CNAI, CBC and Citigroup as to joint filing of Schedule 13G.